Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION OF

CHICKEN SOUP FOR THE SOUL ENTERTAINMENT INC.

Chicken Soup for the Soul Entertainment Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”) and pursuant to the provisions of Section 242 of the DGCL, does hereby certify as follows:

FIRST:                  The name of the Corporation is Chicken Soup for the Soul Entertainment Inc., and the date of filing of the Certificate of Incorporation (the “Existing Certificate”) of the Corporation with the Secretary of State of the State of Delaware was March 4, 2016.

SECOND:            The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Section 242 of the DGCL, duly adopted and approved resolutions to amend the Existing Certificate.

THIRD:                 The Existing Certificate is hereby amended by adding the following provisions as subsection 10, immediately after subsection 9 of Section A of Article Fourth:

“10. Notwithstanding anything to the contrary contained herein or in the Bylaws, for so long as the Amended and Restated Credit Agreement made effective as of August 11, 2022 by and among the Corporation, Redbox Automated Retail LLC (“Redbox”), the Lenders party thereto, and HPS Investment Partners, LLC, as administrative agent (the “Administrative Agent”), as amended by the First Amendment dated as of April 29, 2024 and as the same may be amended from time to time (the “Credit Agreement”) remains in effect, the Board of Directors shall include two (2) directors who are not employees or equity holders of the Corporation, or any affiliates or family members thereof (the “Independent Directors”) that are nominated by the remaining members of the Board of Directors and approved by Lenders having Loans outstanding that represent more than 50% of the all Loans outstanding at such time (the “Required Lenders”); provided, that the Loans of any Affiliate Lenders shall be disregarded in determining Required Lenders at any time. The Administrative Agent under the Credit Agreement shall give written notice to the Corporation of approval by the Required Lenders of the Independent Directors, and the Corporation shall be entitled to rely conclusively on such written notice. If at any time there is only one Independent Director serving, such Independent Director shall be entitled to appoint a replacement for the other Independent Director that is acceptable to the Required Lenders as shall be evidenced by a written notice delivered by the Administrative Agent to the Corporation. Capitalized terms used in this subsection 10 but not defined herein shall have the meanings prescribed in the Credit Agreement.”

FOURTH:             The Existing Certificate is hereby amended by adding the following provisions as subsection 11, immediately after subsection 10 of Section A of Article Fourth:

“11. Notwithstanding anything to the contrary contained herein or in the Bylaws, at all times there shall be established a subcommittee of the Board which shall consist of the two Independent Directors and one other independent director who shall not be management or equity holders of the Loan Parties or any affiliates or family members thereof (the “Strategic Review Committee”).

Notwithstanding anything to the contrary contained herein or in the Bylaws and subject to the immediately succeeding paragraph, the unanimous written consent of the Board of Directors, including the initial and affirmative majority vote of the Strategic Review Committee, shall be required for the filing of any voluntary bankruptcy or similar insolvency proceeding on behalf of the Corporation, or on behalf of any subsidiary entity that is controlled by the Corporation, whether by virtue of the Corporation’s ownership of the majority of voting shares of such subsidiary entity, or by virtue of the Corporation’s authority over the governing body of such subsidiary entity, or otherwise.

Notwithstanding anything to the contrary contained herein or in the Bylaws, on or after the Forbearance Termination Date, (i) the Strategic Review Committee shall have exclusive authority to approve, authorize and direct, or otherwise implement, (x) any sale of all or any part of the business of the Corporation or its subsidiaries and to cause the Loan Parties to comply with their obligations under the Credit Agreement and Forbearance Agreement; and (y) a Chapter 11 pre-arranged restructuring of the Corporation and/or its subsidiaries, including as contemplated by the Restructuring Term Sheet (as such term is defined in the Credit Agreement) and (z) taking any other action which the Strategic Review Committee deems necessary or advisable to effectuate the foregoing, including, without limitation, causing the officers of the Corporation to take such actions, including, without limitation, the expenditure of funds, as the Strategic Review Committee reasonably deems necessary, proper or advisable in order to fully carry out the intent and accomplish the purposes of the foregoing and the approval of the filing of any bankruptcy proceeding to implement any such actions (matters set forth in clauses (x), (y) and (z), collectively, the “Restructuring Matters”), and (ii) the Board of Directors shall appoint and cause the Corporation to engage a chief restructuring officer of the Corporation and its subsidiaries who is acceptable to the Administrative Agent (the “Chief Restructuring Officer”) to assist and implement the resolutions and actions of the Strategic Review Committee in respect of the Restructuring Matters and the other obligations of the Chief Restructuring Officer under the Forbearance Agreement and the Credit Agreement, as amended.

The term “Forbearance Termination Date” shall have the meaning prescribed to it under that certain Forbearance Agreement dated as of April 29, 2024 (the “Forbearance Agreement”), by and among the Corporation, Redbox, the other Guarantors listed on the signature pages thereto (collectively, the “Loan Parties”), the Lenders party to the Credit Agreement, and the Administrative Agent under the Credit Agreement, as such agreement may be amended from time to time.

To the fullest extent permitted by law, members of the Strategic Review Committee and the Chief Restructuring Officer shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, as applicable.

Notwithstanding anything to the contrary herein or in the Bylaws, none of subsection 10, this subsection 11 and Sections 3.1, 3.10, 3.14 and 4.2 of the Bylaws (collectively, the “Subject Provisions”) shall be amended, repealed or waived without the prior written consent of the Independent Directors and in the event of any inconsistency between the Subject Provisions and any other provisions contained herein or in the Bylaws the Subject Provisions shall control.”

FIFTH:                  This Certificate of Amendment to the Existing Certificate was duly approved and adopted, pursuant to the provisions of Section 242 of the DGCL, by unanimous written consent of the Board, and was duly approved and adopted by written consent of the holders of the requisite majority of the outstanding Class B Common Stock of the Corporation, voting as a separate class, in accordance with (i) subsection 9 of Section A of Article Fourth of the Existing Certificate, and (ii) Section 228 of the DGCL.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Amendment to the Certificate of Incorporation of Chicken Soup for the Soul Entertainment Inc. has been executed by the Chief Executive Officer of this Corporation on this __ day of ______, 2024.

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